Exhibit A

Ceragon Reports Fourth Quarter and Full-Year 2025 Financial Results

Results in-line with January update; Guidance reiterated and balance sheet strengthened

Rosh Ha'ain, Israel, February 17, 2026 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the fourth quarter and full-year ended December 31, 2025. The results are in-line with the preliminary results disclosed on January 8, 2026.

Q4 2025 Financial Highlights:

•	Revenues of $82.3 million, in-line with January update
•	GAAP operating income of $2.4 million, non-GAAP operating income of $3.4 million
•	GAAP net income of $0.1 million, or $0.00 per diluted share; non-GAAP net income of $1.4 million, or $0.02 per diluted share

FY 2025 Financial Highlights:

•	Revenue of $338.7 million
•	GAAP operating income of $7.2 million; non-GAAP operating income of $18.0 million
•	GAAP net loss of $(2.1) million, or $(0.02) per diluted share; non-GAAP net income of $8.2 million, or $0.09 per diluted share

Q4 2025 Business Highlights:

•	North American Momentum Continued: Revenue in the fourth quarter was slightly less than the record level achieved in Q3 2025, and backlog entering 2026 is nearly double what it was entering 2025.
•	India Progress: Revenue was stable sequentially from Q3 2025 and tracked expectations.
•
Balance Sheet Progress: Ceragon ended 2025 with $38.4 million in cash and cash equivalents and a net cash position of $19.4 million, up from a net cash position of $10.1 million at the end of 2024, reflecting improved cash generation and disciplined execution, inclusive of the acquisition of E2E.

Ceragon’s CEO, Doron Arazi, commented: “Our fourth quarter and full-year results are consistent with the preliminary results we shared in January. We remained profitable on a non-GAAP basis for both the fourth quarter and full-year 2025 and had strong free cash flow in the fourth quarter. We delivered on what we communicated, strengthened our balance sheet, and exited the year with a significantly higher backlog in North America. Our outlook for 2026 remains unchanged, and we are reiterating our revenue guidance of $355 million to $385 million, which at the midpoint implies near double-digit growth based on the current environment.”

Primary Fourth Quarter 2025 Financial Results:

Revenues were $82.3 million, down 23.0% from $106.9 million in Q4 2024.

GAAP Gross profit was $27.7 million, with gross margin of 33.6%, compared to a gross margin of 34.0% in Q4 2024.

GAAP Operating income was $2.4 million compared with $9.5 million in Q4 2024.

GAAP Net income was $0.1 million, or $0.00 per diluted share, compared with $3.6 million, or $0.04 per diluted share in Q4 2024.

Non-GAAP results were as follows: Gross margin was 34.3%, operating income was $3.4 million, and net income of $1.4 million, or $0.02 per diluted share.

Primary Full-Year 2025 Financial Results:

Revenues were $338.7 million, down 14.1% from $394.2 million in 2024.

GAAP Gross profit was $114.6 million, with gross margin of 33.8%, compared to a gross margin of 34.7% in 2024.

GAAP Operating income was a record $7.2 million compared to $38.7 million for 2024.

GAAP Net income (loss) was ($2.1) million, or ($0.02) per diluted share, compared to $24.1 million, or $0.27 per diluted share for 2024.

Non-GAAP results were as follows: Gross margin was 34.5%, operating profit was $18.0 million, and net income was $8.2 million, or $0.09 per diluted share.

Balance Sheet

Cash and cash equivalents were $38.4 million on December 31, 2025, compared to $35.3 on December 31, 2024.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q4 2025
North America	39%
India	30%
EMEA	15%
Latin America	10%
APAC	6%

Outlook

For 2026, management expects revenue between $355 million and $385 million and non-GAAP operating margin to be between 6.5% to 7.5% at the midpoint of the provided revenue range. This margin outlook reflects the currency assumptions established in January, and management will closely monitor and evaluate currency fluctuations as the year progresses.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the financial results, followed by a question-and-answer session for the investment community.

Investors are invited to register for the conference call by clicking here. All relevant access details will be provided upon registration.

For those unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the "connectivity everywhere" era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to conditions in Israel and the escalation of hostilities in the Middle East;  risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov and may also be obtained from Ceragon's website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

Revenues	82,330	106,932	338,728	394,190
Cost of revenues	54,667	70,550	224,176	257,339

Gross profit	27,663	36,382	114,552	136,851

Operating expenses:
Research and development, net	7,891	8,969	30,427	34,951
Sales and Marketing	12,053	11,077	48,681	44,717
General and administrative	6,005	5,374	24,394	14,220
Restructuring and related charges	-	-	3,732	1,416
Acquisition- and integration-related charges	(652)	283	72	1,660
Other operating expenses	-	1,160	-	1,160
Total operating expenses	25,297	26,863	107,306	98,124

Operating income	2,366	9,519	7,246	38,727

Financial expenses and others, net	1,656	4,863	6,538	11,474

Income before taxes	710	4,656	708	27,253

Taxes on income	581	1,046	2,798	3,190

Net income (loss)	129	3,610	(2,090)	24,063

Basic net income (loss) per share	0.00	0.04	(0.02)	0.28
Diluted net income (loss) per share	0.00	0.04	(0.02)	0.27
Weighted average number of shares used in computing basic net income (loss) per share	90,612,915	87,207,634	89,787,286	86,191,178
Weighted average number of shares used in computing diluted net income (loss) per share	92,432,382	89,987,560	89,787,286	88,460,001

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	38,368	35,311
Trade receivables, net	99,673	149,619
Inventories	61,587	59,693
Other accounts receivable and prepaid expenses	25,576	16,415

Total current assets	225,204	261,038

NON-CURRENT ASSETS:
Severance pay and pension fund	362	4,915
Property and equipment, net	39,952	36,764
Operating lease right-of-use assets	16,554	16,702
Intangible assets, net	23,182	16,791
Goodwill	11,007	7,749
Other non-current assets	781	1,037

Total non-current assets	91,838	83,958

Total assets	317,042	344,996

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	70,784	91,157
Deferred revenues	2,371	2,573
Short-term loans	19,000	25,200
Operating lease liabilities	4,001	2,971
Other accounts payable and accrued expenses	24,071	29,547

Total current liabilities	120,227	151,448

LONG-TERM LIABILITIES:
Accrued severance pay and pension	2,537	8,359
Operating lease liabilities	13,331	12,936
Other long-term payables	8,195	5,928

Total long-term liabilities	24,063	27,223

SHAREHOLDERS' EQUITY:
Share capital	234	232
Additional paid-in capital	454,640	447,369
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,816)	(10,060)
Accumulated deficit	(253,215)	(251,125)

Total shareholders' equity	172,752	166,325

Total liabilities and shareholders' equity	317,042	344,996

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024

Cash flow from operating activities:
Net income (loss)	129	3,610	(2,090)	24,063
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,927	3,251	14,327	12,112
Loss from sale of property and equipment, net	19	38	44	207
Stock-based compensation expense	1,030	921	4,091	4,298
Decrease (increase) in accrued severance pay and pensions, net	47	(239)	(599)	(970)
Decrease (increase) in trade receivables, net	12,275	(28,437)	52,567	(46,224)
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(4,596)	3,656	(8,819)	1,344
Decrease (increase) in inventory	(3,531)	(309)	(2,128)	7,606
Decrease in operating lease right-of-use assets	1,610	939	4,626	4,632
Increase (decrease) in trade payables	1,175	15,291	(22,103)	23,032
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	(199)	3,549	(5,088)	3,898
Decrease in operating lease liability	(1,328)	(689)	(3,053)	(4,196)
Increase (decrease) in deferred revenues	465	(452)	(219)	(3,604)

Net cash provided by operating activities	11,023	1,129	31,556	26,198

Cash flow from investing activities:
Purchases of property and equipment, net	(3,033)	(3,727)	(13,609)	(14,581)
Software development costs capitalized	(1,143)	(645)	(3,818)	(1,883)
Payments made in connection with business acquisitions, net of acquired cash	-	-	(6,570)	-
Net cash used in investing activities	(4,176)	(4,372)	(23,997)	(16,464)

Cash flow from financing activities:
Proceeds from exercise of stock options	35	5,071	690	5,878
Repayments of bank credits and loans, net	(12,000)	-	(6,200)	(7,400)
Net cash provided by (used in) financing activities	(11,965)	5,071	(5,510)	(1,522)

Effect of exchange rate changes on cash and cash equivalents	499	(531)	1,008	(1,138)
Increase (decrease) in cash and cash equivalents	(4,619)	1,297	3,057	7,074
Cash and cash equivalents at the beginning of the period	42,987	34,014	35,311	28,237
Cash and cash equivalents at the end of the period	38,368	35,311	38,368	35,311

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

GAAP Cost of revenues	54,667	70,550	224,176	257,339
Stock-based compensation expenses	(148)	(121)	(471)	(495)
Amortization of acquired intangible assets	(421)	(189)	(1,799)	(756)
Excess cost on acquired inventory in business combination (*)	-	-	-	(124)
Non-GAAP Cost of revenues	54,098	70,240	221,906	255,964

GAAP Gross profit	27,663	36,382	114,552	136,851
Stock-based compensation expenses	148	121	471	495
Amortization of acquired intangible assets	421	189	1,799	756
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Non-GAAP Gross profit	28,232	36,692	116,822	138,226

GAAP Research and development expenses	7,891	8,969	30,427	34,951
Stock-based compensation expenses	(211)	(192)	(679)	(701)
Loss from termination of joint development agreement	-	-	-	-
Non-GAAP Research and development expenses	7,680	8,777	29,748	34,250

GAAP Sales and marketing expenses	12,053	11,077	48,681	44,717
Stock-based compensation expenses	(417)	(332)	(1,361)	(1,356)
Amortization of acquired intangible assets	(258)	(117)	(1,030)	(622)
Non-GAAP Sales and marketing expenses	11,378	10,628	46,290	42,739

GAAP General and administrative expenses	6,005	5,374	24,394	14,220
Stock-based compensation expenses	(254)	(276)	(1,580)	(1,746)
Non-GAAP General and administrative expenses	5,751	5,098	22,814	12,474

GAAP Restructuring and related charges	-	-	3,732	1,416
Restructuring and related charges	-	-	(3,732)	(1,416)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	(652)	283	72	1,660
Acquisition- and integration-related charges	652	(283)	(72)	(1,660)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

GAAP Other operating expenses	-	1,160	-	1,160
Other operating expenses	-	(1,160)	-	(1,160)
Non-GAAP Other operating expenses	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024

GAAP Operating income	2,366	9,519	7,246	38,727
Stock-based compensation expenses	1,030	921	4,091	4,298
Amortization of acquired intangible assets	679	306	2,829	1,378
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	(652)	283	72	1,660
Other operating expenses	-	1,160	-	1,160
Non-GAAP Operating income	3,423	12,189	17,970	48,763

GAAP Financial expenses and others, net	1,656	4,863	6,538	11,474
Leases – financial income (expenses)	(283)	15	(1,573)	(167)
Non-cash revaluation expenses associated with business combination	23	(1,385)	1,995	(1,703)
Non-GAAP Financial expenses and others, net	1,396	3,493	6,960	9,604

GAAP Tax expenses	581	1,046	2,798	3,190
Non-cash tax adjustments	-	-	-	(413)
Non-GAAP Tax expenses	581	1,046	2,798	2,777

GAAP Net income (loss)	129	3,610	(2,090)	24,063

Stock-based compensation expenses	1,030	921	4,091	4,298
Amortization of acquired intangible assets	679	306	2,829	1,378
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	(652)	283	72	1,660
Other operating expenses	-	1,160	-	1,160
Leases – financial expenses (income)	283	(15)	1,573	167
Non-cash revaluation expenses associated with business combination	(23)	1,385	(1,995)	1,703
Non-cash tax adjustments	-	-	-	413
Non-GAAP Net income	1,446	7,650	8,212	36,382

GAAP Basic net income (loss)per share	0.00	0.04	(0.02)	0.28

GAAP Diluted net income (loss)per share	0.00	0.04	(0.02)	0.27

Non-GAAP Diluted net income per share (**)	0.02	0.09	0.09	0.41

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.

(**) Weighted average number of shares used in computing diluted net income per share is the same as in GAAP